EMAIL TO ELIGIBLE PARTICIPANTS, DATED OCTOBER 14, 2010

To: [Name of Eligible Participant]

From: Chris Miltenberger

Date: October 14, 2010

Dear Eligible Participant:

I am pleased to announce that today, Geos Communications, Inc. has commenced an exchange offer (the “Offer”) that will give you the opportunity to exchange (i) your shares of  Series F Preferred Stock and/or Series H Preferred Stock for shares of our Preferred Stock Series I, no par value per share, and (ii) each warrant for the purchase of Common Stock issued to you in conjunction with your purchase of the Series F Preferred Stock and Series H Preferred Stock for new warrants. In connection with the Offer, today we have commenced mailing to you the following documents:

•	an Offer to Exchange, which describes the terms and conditions of the Offer;

•
a Letter of Transmittal, which you must properly complete, sign and return to us before the expiration of the Offer, expected to be 5:00 PM CST, on November 17, 2010, unless extended pursuant to the terms of the Offer;

•
a customized Participation Statement containing information about your eligible warrants and shares of Series F Preferred Stock and Series H Preferred Stock, including the number of shares of Series I Preferred Stock and warrants you will receive should you elect to exchange your eligible warrants and shares of Series F Preferred Stock and Series H Preferred Stock; and

•	a Withdrawal Letter, should you decide to withdraw a previously submitted Letter of Transmittal.

I strongly encourage you to review all these materials and, if necessary, consult your personal tax or financial advisor so that you can make an informed decision about whether to participate in the Offer. If you would like further information about the Offer, please contact Chris Miltenberger, at (817) 240-0202.

Sincerely,

Chris Miltenberger
President
Geos Communications, Inc.

IMPORTANT NOTICE:

We are providing all eligible participants in the Offer with written materials explaining the precise terms and timing of the Offer. Eligible participants should read these materials carefully because they contain important information about the Offer. We have also filed the materials and other related documents with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the commencement of the Offer. These materials and all other filed documents (including periodic, quarterly and annual reports) are and will be available free of charge at the SEC’s website at http://www.sec.gov on and after each filing date.